United States Securities and Exchange Commission
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

Name of the Registrant: Cigna Corporation
Name of persons relying on exemption: Clean Yield Asset Management
Address of persons relying on exemption: 16 Beaver Meadow Rd, Norwich, VT 05055

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PROXY MEMORANDUM

TO:	Cigna Corporation Shareholders
RE:	Item No. 7, Political Contributions Report
DATE:	April 13, 2023
CONTACT:	Molly Betournay, molly@cleanyield.com

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Clean Yield Asset Management is not able to vote your proxies, nor does this communication contemplate such an event. Clean Yield Asset Management urges shareholders to vote for Item No. 7 following the instructions provided on management's proxy mailing.

Cigna Corporation (CI)

Vote Yes: Item #7 – Political Contributions Report

Annual Meeting: April 26, 2023

CONTACT: Molly Betournay | molly@cleanyield.com

About Clean Yield Asset Management

Clean Yield Asset Management (“Clean Yield”) is an investment firm based in Norwich, VT specializing in socially responsible asset management. We have filed this shareholder proposal on behalf of our client, Julie Kalish, a long-term shareholder in Cigna Corporation (“Cigna” or “the Company”) because of concerns that misalignment between corporate values and political expenditures can put shareholder value at risk.

THE RESOLUTION

Resolved: Shareholders request that Cigna publish an annual report, at reasonable expense, analyzing the congruence of political, lobbying, and electioneering expenditures during the preceding year against publicly stated company values and policies, listing and explaining any instances of incongruent expenditures, and stating whether the identified incongruencies have led to a change in future expenditures or contributions.

Supporting Statement: Proponents recommend that such report also contain management's analysis of risks to our company's brand, reputation, or shareholder value of expenditures in conflict with publicly stated company values. “Electioneering expenditures" means spending, from the corporate treasury and from the PACs, directly or through a third party, at any time during the year, on printed, internet, or broadcast communications, which are reasonably susceptible to interpretation as in support of or opposition to a specific candidate.

WHY IS A YES VOTE WARRANTED?

Cigna has shown a pattern of donating to politicians and political committees whose activities appear to be substantially misaligned with the Company’s publicly stated company values and policies. Such misalignment may help enable the enactment of public policies that undermine Cigna’s values and policies and poses reputation risk to the Company, as these incongruencies, even though they are likely inadvertent, can be construed by observers to have resulted from neglect, indifference, or hypocrisy.

More than 30 “values congruency” proposals similar to this proposal were filed going in to the 2023 proxy season, and many more in recent years. Companies are responding. CSX, Heidelberg, and Woodside Energy have produced reports on trade association misalignment, and in April 2023, it was announced that AT&T, responding to a shareholder proposal similar to this one, will report aggregated information that will convey the extent to which its political contributions align with the company’s public policy and sustainability priorities. A similar proposal filed at Cigna last year earned 46% support, yet the company has failed to take meaningful action to identify and report misalignment.

EXAMPLES CITED IN THE PROPOSAL

The proposal cites several examples of apparent incongruities between the Company’s values and those of its political contribution recipients.

We recognize that what we regard as incongruous may differ from the Company’s definition. The instances cited in our proposal and examined in more detail below are offered as food for thought to spur Cigna to conduct and publish its own analysis, based on a definition of “misalignment” that is ultimately for the company to define.

1. Cigna has a history of contributions to third-party organizations that have sought to strike down the Affordable Care Act.

Cigna has stated it supports proposals that ...

“Improve affordability and access; increase flexibility for patients, employers and providers; expand the employer-based market’s ability to provide innovative, value-based health coverage; align incentives around the patient to help support their health care and value-based care decisions; increase opportunities for public–private partnerships; and enable a more integrated, equitable service model that addresses whole-person health” (Cigna 2022 Annual Political Contributions Report, provided to Clean Yield)

The proponents believe commitment to improving access and affordability is undermined by the following contributions:

•	In 2018-2022, Cigna’s direct giving to the Republican Attorney Generals Association (RAGA) surpassed $250,000 (https://www.cigna.com/about-us/company-profile/corporate-governance). RAGA supported the election of the attorneys general who brought suit to strike down the Affordable Care Act (Center for Political Accountability, "Conflicted Consequences" at https://politicalaccountability.net/hifi/files/Conflicted-Consequences.pdf).
•	Annual dues to the U.S. Chamber of Commerce, 35% of which were allocated to nondeductible lobbying expenses in 2022. (Cigna’s dues were $200,000 in 2022, with $285,000 in annual dues in 2021. Source: Cigna’s 2022 and 2021 political contributions report: https://bit.ly/3MJ9UFr.) The Chamber donated $1.7 million to 527 organization in 2018 that supported the election of the attorneys general who brought suit to strike down the Affordable Care Act as unconstitutional (http://bit.ly/3o9YRuE). An estimated 20 million people would become uninsured if the Supreme Court finds the entire Affordable Care Act to be unconstitutional (Center for Political Accountability, "Conflicted Consequences" at https://politicalaccountability.net/hifi/files/Conflicted-Consequences.pdf).
•	The U.S. Chamber of Commerce has consistently lobbied to roll back specific U.S. climate regulations and promote regulatory frameworks that would slow the transition toward a low carbon emissions energy mix. This raises questions about whether Cigna is also supporting electioneering efforts that conflict with its greenhouse gas emissions reduction targets.

2. Despite commitments to women’s empowerment, Cigna contributes generously to politicians and political organizations working to weaken access to reproductive health care.

Cigna promotes gender equity in the workplace. The 2021 Corporate Responsibility Report describes this commitment:

In 2020, we established a bold goal: We aspire to reach gender parity in our leadership pipeline by increasing the number of women at our director and senior director levels to 50 percent by 2024. To further this commitment, we joined Paradigm for Parity and the United Nations' Women's Empowerment Principles, initiatives that provide strategies and focused actions to advance gender parity. In addition, we launched a Women Sponsorship Program pilot, in partnership with Tenshey, Inc., for a group of high-performing, mid-career women. The program was designed with an emphasis on building for the future, leveraging learning opportunities to promote diversity, and cultivating a culture of sponsorship across Cigna. To further understand and address the unique experiences and needs of women, we participated in McKinsey’s 2020 Women in the Workplace study that tracked the progress of women in corporate America. And in 2021, leveraging both internal and external insights, we will host our inaugural Cigna Global Women’s Leadership Summit to further Cigna’s commitment to empowering and advancing women on their leadership journeys (https://bit.ly/3KvuG8v).

Yet as our resolution notes, in the 2020-2022 election cycles, Cigna and its employee PACs donated at least $2.6 million to politicians and political organizations working to weaken women’s access to reproductive health care, including 16 direct donations during the 2022 election cycle to Texas legislators who voted in favor of Texas SB 8 (2021), which made it illegal to insure abortion in the state. It also includes donations totaling $2,000 in 2021 and 2022 to a co-sponsor of the “South Carolina Prenatal Equal Protection Act of 2023,” a bill that would afford fetuses “equal protection under the homicide laws of the state,” which could subject those who had abortions to the death penalty (USA Today, “South Carolina GOP lawmakers consider death penalty for people who have abortions,” March 14, 2023 at https://bit.ly/3Uu6KXE).

More than three-quarters of Cigna’s workforce is female. Employees working in states that severely restrict or eventually ban abortion are increasingly deprived of their full range of health care options.

Cigna also provides insurance of abortion. Failing to take a consistent public policy position with respect to access to reproductive health care will also jeopardize Cigna’s ability to deliver this coverage.

A 2021 survey of 1,000 college-educated employees found that employees are likely to feel less favorably toward an employer if the employer makes political contributions to anti-abortion politicians. Seventy percent (70%) of female employees (65%) say they would feel less favorably toward their company if they found out the company gave political contributions to politicians who support bans and restrictions on abortion access (vs. 14% more favorably) (https://bit.ly/3m1dlwd). A 2019 survey also found that large majorities college-educated women (86%) and men (76%) in the workforce say the ability to control when and if to become a parent has been important to their career path ("Hidden Value: The Business Case for Reproductive Health," 2020 at https://bit.ly/3zZNfwF).

3. Despite a stated commitment to the peaceful transition of power, Cigna continues to support politicians who advanced the fictitious “stolen election” narrative that led to the violent events of January 6, 2021.

In January 2021, Cigna pledged to discontinue support to the members of Congress who “supported violence, or otherwise hindered the peaceful transition of power.” In an internal memo, the chief human resources officer explained:

Some issues are so foundational to our core fiber that they transcend all other matters of public policy…. There is never any justification for violence or destruction of the kind we saw at the U.S. Capitol – the building that such a powerful symbol of the very democracy that makes our nation strong. Accordingly, CignaPAC will discontinue support of any elected official who encouraged or supported violence, or otherwise hindered the peaceful transition of power.

However, Cigna’s subsequent actions quickly violated the spirit if not the letter of its January 2021 pledge. Less than one month later, it resumed contributions to political committees that fundraise for these lawmakers. The widely read blog Talking Points Memo wrote on February 11, 2022:

Some pledges were too clever by half: Cigna initially pledged to halt donations to “any elected official who encouraged or supported violence, or otherwise hindered the peaceful transition of power.” It has now donated $43,500 to 20 members who voted to object to the election results. The company told The New York Times in April [2021] that congressional votes themselves — apparently even those against counting swing states’ presidential electors — were “by definition, part of the peaceful transition of power,” and that its pledge “applies to those who incited violence or actively sought to obstruct the peaceful transition of power through words and other efforts.” (https://bit.ly/3MGLLiz)

Politico reports that as of November 2022, Cigna had given more than $200,000 in contributions to those who objected to the election certification (https://bit.ly/406q8vb).

Many additional news outlets have reported on Cigna’s indirect support for the 2020 election objectors, including Forbes (3.22.21), Popular.Information (multiple columns, 2021-2022), The Washington Post (7.15.21), Business Insider (3.30.21), Financial Times (5.25.21), The Detroit News (9.17.21), CQ Roll Call (1.22.22), Los Angeles Times (4.19.21), Salon (7.6.21), and more.

4. Cigna has contributed to Georgia lawmakers who enacted legislation making it more difficult to access absentee voting ballots.

In the 2020 election cycle, Cigna contributed $900 to Georgia State Senator Larry Walker, who introduced a bill to make it harder to access absentee voting ballots, and in the 2018 election cycle, contributed $4,000 to Georgia Governor Brian Kemp, who signed into law SB 202. Among other provisions, that law cuts the time available to voters to request an absentee ballot, limits the distribution and accessibility of ballot drop boxes, transforms the position of chair of the State Election Board from an elected to an appointed one, shortens the time frame for runoff elections, and makes it illegal to bring food and water to those waiting in line to vote ("Corporate Enablers," Center for Political Accountability, 2021 at https://bit.ly/3JoKZ4C).

Given Cigna's commendable defense of democratic processes subsequent to the January 6, 2021 insurrection, and its strong commitment to diversity, equity, and inclusion, these contributions appear to be out of line with the Company's broader values.

5. Despite commitments to support the LGBT community, Cigna has supported sponsors of Tennessee bills that target the LGBT community.

Cigna has publicly affirmed its longstanding support for the LGBT community and stated that it is “deeply committed to eliminating any and all barriers as we work toward true health equity for the LGBT community.” Yet since 2020, Cigna donated $19,000 to 13 sponsors of a Tennessee bill that makes false arguments concerning the enforceability of the Supreme Court decision that legalized same-sex marriage (Popular.Information, April 8, 2022 at https://bit.ly/35YT9mE).

From 2019 through mid-2022, Cigna has also donated at least $7,500 to the lead sponsors of a Tennessee bill that would prohibit Cigna and other managed care organizations doing business with TennCare (Tennessee's Medicaid program) from providing reimbursement or coverage for any hormones or surgical procedures used to facilitate gender transitions (OpenSecrets.org and HB 1215/SB 1339 at https://legiscan.com/TN/text/HB1215/id/2732622).

6. Inconsistencies between Cigna’s stated values and its political contributions can pose risk to the Company, as evidenced in recent media coverage.

Companies have faced heightened media scrutiny in recent years when their political donations do not appear to match their values.

As noted just above, numerous news outlets have reported on Cigna’s indirect support for the 2020 election objectors, including Forbes (3.22.21), Popular.Information (multiple columns, 2021-2022), The Washington Post (7.15.21), Business Insider (3.30.21), Financial Times (5.25.21), The Detroit News (9.17.21), CQ Roll Call (1.22.22), Los Angeles Times (4.19.21), Salon (7.6.21), and more.

Two recent examples are worth noting. In 2022, the Walt Disney Company faced the ire of its employees and many customers when it initially declined to take a strong stand against the Florida law known as “Don’t Say Gay” after having supported many of its sponsors; the company had been known for its internal and external support of the LGBTQ+ community. Disney employees staged a week of internal protests and a scheduled walkout. “In trying to offend no one, Disney had seemingly lost everyone,” wrote The New York Times (“Disney, Built on Fairy Tales and Fantasy, Confronts the Real World,” April 17, 2022, at

https://www.nytimes.com/2022/04/17/business/disney-politics-florida.html).

In March of this year, Walgreens faced instant calls for a boycott when it became known last month that the company had ceded to threats from a group of state attorneys general warning it not to supply the abortifacient mifepristone to their states. Walgreens had announced only weeks prior that it was seeking certification to dispense mifepristone from its pharmacies.

The Proponents are seeking assurance that Cigna has an effective strategy in place to avoid similar missteps.

RESPONSE TO CIGNA’s STATEMENT IN OPPOSITION

We urge shareholders to consider the following counterpoints to arguments made by Cigna in its opposition statement.

Cigna states that it has adopted new language stating “a CignaPAC contribution does not imply that the Company’s priorities align with every policy, position, statement or vote made by that individual policy maker or committee.” The proponents acknowledge that it would be impossible for CignaPAC or any corporate PAC to be in 100% alignment with every recipient of its political contributions. This is not what we seek, or have asked for, in this proposal or in our conversations about it with the Company. This language also does not absolve Cigna from negative media attention when misalignment occurs. The way to reduce the risks related to misalignment is by identifying and reducing misalignment – not writing a policy with a loophole.

What the proponents do seek is greater transparency around inevitable instances of serious misalignment with organizational values and policies. How often were these identified, and with respect to which values and policies? How were they dispatched?

Cigna states, “The political environment can be highly charged and frequently polarized. The Board believes the disclosure requested by the proponent would serve, immediately or over time, to position The Cigna Group and our brands centrally in the most divisive of public and political debates with negative implications to the Company and shareholder interests. As a highly regulated entity, our business continuity, viability and integrity are predicated upon an ability to engage constructively with officials and regulators of all levels, elected or appointed, on a nonpartisan basis. The Board believes that implementing the proponent’s requests would undermine this ability."

This assertion interprets the Resolved clause in an overly rigid manner. The Resolved clause calls for “listing and explaining any instances of incongruent expenditures,” but such disclosure need not list specific names or organizations, which the proponents made clear in dialogue with the Company. The proponents believe that the disclosure could be organized around issue areas—for example, the Company might state the following:

In 2022, our company identified {number} instances where there was substantial misalignment between the firm’s values and organizational priorities and recipients of our political contributions.

On {subset of total number} occasions, lawmakers who received our political contributions sponsored or co-sponsored bills that misaligned with our commitment to racial or gender equity.

On {subset of total number} occasions, we found misalignment between our commitment to the environment and the priorities of organizational recipients of our political contributions.

As to whether such disclosure would position Cigna “centrally in the most divisive of social debates,” it is not disclosure per se that implicates the Company’s involvement—it is the determining act of providing financial support to political recipients that implicates the donor. As discussed above, Cigna is already implicated in some of the most divisive social debates of our time. Fuller disclosure could provide Cigna with the opportunity to demonstrate to its many stakeholders that it is seeking in good faith to monitor and reduce misalignment with corporate values and policies.

The Company also states, “In instances in which individual elements of an organization’s overall platform are not aligned with The Cigna Group’s views, the Board believes it is in the Company’s and shareholders’ best interest for the Company to engage and educate on selected matters of disagreement. It is not feasible, and in certain circumstances could be noncompliant with applicable law or regulation, for the Company to attempt to selectively mandate or earmark the use of The Cigna Group funds subsequently made by an organization supported by the Company." Again, the implication is that proponents are seeking to discontinue Cigna’s political contributions, which is a misreading of the Resolved clause. Instead, the expanded transparency we are seeking could illuminate when and how the Company chooses to engage and educate recipients of political contributions.

The Company has stated that it plans to increase the frequency of its current political engagement reporting and make this reporting easier to access on its website. While these measures will increase transparency, they will not address the fundamental concerns raised in this proposal regarding misalignment between corporation values and policies and political contributions. In fact, the increased frequency and accessibility without steps to identify and reduce incongruence may make examples of misalignment even more apparent and damaging. In order to reduce issues related to this misalignment identified in the proposal, Cigna should assess and reduce misalignment.

Last year, a similar proposal filed at Cigna earned 46% support from Cigna shareholders. While the Company has engaged with Proponents, it has yet to meaningfully assess and report on the congruence of its political congruence as outlined in the Resolve clause of the proposal.

CONCLUSION

Cigna’s rebuttal to this proposal states, “The Cigna Group’s commitment to transparent disclosures regarding its political contributions and political activities remains unwavering,” and yet Cigna appears to have a troubling blind spot when it comes to misalignment. This proposal seeks to evolve the Company’s political disclosures to the next level of political involvement reporting. In recent years, in significant numbers, investors have supported proposals similar to this one, signaling the desire for reassurance that companies are navigating the complicated landscape that is political spending with added vigilance and scrutiny—and with eyes wide open to the consequences. Some companies are now producing misalignment reporting, and Cigna should join their ranks.

This document has explored what we perceive to be incongruencies between political spending and Cigna’s values. Should Cigna implement the proposal and conduct its own analysis, its conclusions will differ from ours to a greater or lesser extent, and that is to be expected.

Our proposal asks for insight into “whether the identified incongruencies have led to a change in future expenditures or contributions.” For example, the requested report might discuss whether Cigna communicates with political contribution recipients when it identifies misalignment with its values, or what thresholds may exist for determining when and whether to discontinue support. The benefit to investors is greater insight into how the Company makes tradeoffs between competing values and priorities, and this insight can aid in risk assessment and stock valuation.

To encourage Cigna to provide greater insight and transparency on this important topic, we urge our fellow shareholders to Vote “Yes” on Item No. 7.

Vote “Yes” on this Shareholder Proposal No. 7.

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For questions, please contact Molly Betournay, Clean Yield Asset Management at molly@cleanyield.com.

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